FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2009

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated June 26, 2009 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: June 26, 2009

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	June 26, 2009

Consolidated Revenue in 2008-09 Rs. 70938.85 crores,

Loss after Tax Rs. 2505.25 crores

Mumbai, June 26, 2009: Tata Motors today reported consolidated gross revenue of Rs.74151.21 crores in 2008-09. The consolidated financial performance of the company is not comparable to 2007-08 on account of the acquisition of Jaguar Land Rover in June 2008. In 2007-08, the consolidated gross revenue was Rs.40340.79 crores.

The consolidated revenues (net of excise) in 2008-09 amounted to Rs.70938.85 crores (2007-08: Rs. 35660.07 crores). On a consolidated basis, the company reported a Loss after Tax in 2008-09 of Rs. 2505.25 crores; in 2007-08, the company had reported a Profit after Tax of Rs. 2167.70 crores.

Tata Motors has reported a Basic Earnings Per Share (EPS) loss of Rs.(56.88) (2007-08: Profit of Rs. 56.24) for its consolidated operations.

Tata Motors has already reported on May 29, 2009, that its own stand-alone revenues (net of excise) for 2008-09 amounted to Rs.25660.79 crores, and Profit after Tax for the year was Rs.1001.26 crores.

Business Highlights

Jaguar Land Rover: Jaguar Land Rover made a profit in 2007 and continued to do so in the first half of 2008. However, the global meltdown, especially after July 2008 with vehicle financing and demands drying up, impacted the auto industry worldwide, including Jaguar Land Rover. In 2008 therefore, Land Rover sales fell considerably. However, Jaguar was able to maintain the sales level primarily on the back of a very strong consumer response to the newly launched XF sedan.

The company has actively responded to this changed situation by taking a number of urgent and long term measures. These include cutting costs drastically and working on a plan of substantial cost reduction, aligning production with demand and tight control over cash flows. In addition, the company has introduced successfully new variants on both Jaguar and Land Rover brands, and is to unveil the all new XJ sedan shortly.

TDCV: While market illiquidity and high interest rates in South Korea impacted the company’s domestic performance, it strongly grew exports. The company is focusing on aggressive growth in both home and international markets harnessing stimulus packages announced by different governments, as also product development initiatives.

Telcon: The company has launched several new products, but was impacted by the credit squeeze in the third quarter of the year. It expects demand revival supported by infrastructure spend in the country.

HVAL & HVTL: Though impacted by lower volumes on the back of decline in medium and heavy trucks, the two companies significantly reduced variable costs to counter the slowdown. Their plans include strengthening in-house design and validation capabilities and expanding customer base in India and abroad.

TMFL: In line with Tata Motors’ sales in 2008-09, there was a decline in disbursals. It is focused on incremental captive vehicle financing of Tata Motors through increased securitisation and borrowings on its own books with higher ability to leverage.

Tata Technologies: The company has consolidated position among the top three solution and software provider of leading Engineering and PLM products in all major geographies winning several projects, and has expanded presence in aerospace design and aero structures. While the year ahead is challenging, it has developed appropriate business structures and processes to strengthen relationship with strategic clients.

The Consolidated Audited Financial Results for the financial year ended March 31, 2009, are enclosed.

News Release – 2	June 26, 2009

Consolidated Annual Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2009

(Rs. in lakhs)

Particulars					Year ended March 31,
					2009	2008
1	(a)	Sales / Income from operations			7358276	4008931
		Less: Excise Duty			321236	468072
		Net Sales / Income from operations			7037040	3540859
	(b)	Other Operating Income			56845	25148
		Total Income from Operations			7093885	3566007
2	Expenditure
		(a)	Decrease / (Increase) in stock-in-trade and work-in-progress		60292	(30)
		(b)	Consumption of raw materials & components		4050968	2205763
		(c)	Purchase of products for sale		694299	231821
		(d)	Employee Cost		729742	274516
		(e)	Depreciation and Amortisation		250677	78207
		(f)	Product development expenses		34775	6595
		(g)	Other expenditure		1805911	526374
		(h)	Sub total 2(a) to 2(g)		7626664	3323246
		(j)	Expenditure transferred to capital and other accounts		(466977)	(97353)
		(k)	Total		7159687	3225893
3	Profit / (Loss) from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]				(65802)	340114
4	Other Income				79896	26748
5	Profit / (Loss) before Interest and Discounting Charges and Exceptional Items [3+4]				14094	366862
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges			246291	103352
	(b)	Interest income / Interest capitalised			(53201)	(29046)
	(c)	Net interest and discounting charges			193090	74306
7	Profit / (Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]				(178996)	292556
8	Exceptional Items
	Notional exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans given				(33929)	16073
9	Profit / (Loss) from Ordinary Activities before tax [7+8]				(212925)	308629
10	Tax Expense				33575	85154
11	Net Profit / (Loss) from Ordinary Activities after tax [9-10]				(246500)	223475
12	Extraordinary items (net of tax expenses)				—	—
13	Share of Minority Interest				1148	(13225)
14	Profit / (Loss) in respect of investments in Associate Companies				(5173)	6520
15	Net Profit / (Loss) for the year [11+12+13+14]				(250525)	216770
16	Paid-up Equity Share Capital (Face value of Rs.10 each)				51405	38554
17	Reserves excluding Revaluation Reserve				531584	828647
18	Earnings Per Share (EPS)
	A.		Ordinary Shares
		(a)	Basic EPS before and after Extraordinary items	Rupees	(56.88)	56.24
		(b)	Diluted EPS before and after Extraordinary items	Rupees	(56.88)	51.31
	B.		‘A’ Ordinary Shares
		(a)	Basic EPS before and after Extraordinary items	Rupees	(56.88)	—
		(b)	Diluted EPS before and after Extraordinary items	Rupees	(56.88)	—

Notes:

1)	Figures for previous year have been regrouped / reclassified wherever necessary.

2)	Acquisitions during the year

(a)	On June 2, 2008, the Company acquired from Ford Motor Company, Jaguar Land Rover businesses, for a consideration of US $ 2.5 billion (Rs. 1076519 lakhs).

(b)	Telco Construction Equipment Co. Ltd. (TELCON), acquired two companies in Spain, Comoplesa Lebrero S.A, where TELCON holds 60% and Serviplem S.A, where TELCON holds 79% for a total consideration of Euro 39.15 million (Rs. 25097 lakhs).

(c)	Tata Motors European Technical Centre Plc has acquired 71.69% shareholding of Norwegian battery technology firm Miljobil Grenland AS for NOK 3 million (Rs. 2111 lakhs).

3)	The financial results for the year ended March 31, 2009 include the results of the operation of Jaguar Land Rover businesses for the period June 02, 2008 to March 31, 2009, Serviplem S.A. from April 2, 2008 to December 31, 2008, Comoplesa Lebrero S.A. from April 9, 2008 to December 31, 2008 and Miljobil Grenland AS for the period October 06, 2008 to March 31, 2009. The financial results for the year ended March 31, 2009 are not comparable to this extent with the previous year.

4)	Other income for the year ended March 31, 2009 includes profit (net) of Rs. 71490 Lakhs (Rs. 1299 Lakhs for the year ended March 31, 2008) on sale of long term investments.

5)	Consequent to the notification, issued by the Ministry of Corporate Affairs, amending the Accounting Standard (AS) 11 - The Effects of changes in Foreign Exchange Rates, the exchange differences on foreign currency denominated long term borrowings relating to the acquisition of depreciable capital assets are adjusted in the carrying cost of such assets and the exchange differences on other long term foreign currency monetary items is amortised over its tenor till maturity or March 31, 2011, whichever is earlier. Earlier such differences were recognised in the Profit and Loss Account. As a result, Loss before tax for the year ended March 31, 2009 is lower by Rs.303547 lakhs.

6)	The actuarial losses (net) of Rs.145721 lakhs of pension plans of Jaguar Cars Ltd and Land Rover,UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS21 in the consolidated financial statements. The actuarial losses significantly represent short term valuation impact on the plan assets. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover,UK, under IFRS.

7)	Automotive operations of the Company and its consolidated subsidiaries represents the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

(Rs in Lakhs)

			Year ended March 31,
			2009	2008
A		Segment Revenues
		Net sales / Income from Operations
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof	2866427	3235424
		- Jaguar and Land Rover business	3927070	—
		- Intra Segment Eliminations	—	—

		- Total	6793497	3235424
	II.	Others	346559	370381

		Total segment revenue	7140056	3605805
		Add / (Less): Inter segment revenue	(46171)	(39798)

		Net segment revenue	7093885	3566007

B		Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof	95840	284510
		- Jaguar and Land Rover business	(177735)	—
		- Intra Segment Eliminations	—	—

		- Total	(81895)	284510
	II.	Others	21754	55825

		Total segment results	(60141)	340335
		Add/(Less):- Inter segment eliminations	(5661)	(221)

		Net Segment Results	(65802)	340114
		Add/(Less):- Unallocable income	79896	26748
		Add/(Less):- Interest expense	(193090)	(74306)
		Add/(Less):- Exceptional Items	(33929)	16073

		Total Profit / (Loss) before Tax	(212925)	308629

			As at March 31,	As at March 31,
			2009	2008
C		Capital employed (segment assets less segment liabilities)
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof	2372554	1898333
		- Jaguar and Land Rover business	1233605	—
		- Intra Segment Eliminations	—	—

		- Total	3606159	1898333
	II.	Others	135402	86941

		Total Capital employed	3741561	1985274
		Add/(Less):- Inter segment eliminations	(16082)	(20562)

		Capital employed	3725479	1964712

8)	The share of profit / (loss) (net) in respect of investments in associate companies include profit of Rs. 63 lakhs and loss of Rs. 6831 lakhs, considered on the basis of Unaudited Financial Statements for the year ended March 31, 2009.

9)	The Consolidated financial results should be read in conjunction with the notes to the individual financial results of the Company for the year ended March 31, 2009, declared on May 29, 2009.

10)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2009.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on June 26, 2009.

Tata Motors Limited

Ratan N Tata
Mumbai, June 26, 2009	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.